As filed with the Securities and Exchange Commission on June 6, 2008.
Form F-9 Registration No. 333-151266
Form F-3 Registration No. 333-151267

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM F-9 and FORM F-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Form F-9		Form F-3
Thomson Reuters Corporation	(Exact name of Registrant as specified in its charter)	Thomson Reuters PLC
Ontario, Canada	(Province or other jurisdiction of incorporation or organization)	England and Wales
2741	(Primary Standard Industrial Classification Code Number)	2741
98-0176673	(I.R.S. Employer Identification No. (if applicable))	Not Applicable
3 Times Square
New York, New York 10036
(646) 223-4000
(Address and telephone number of Registrants’ principal executive offices)
Thomson Holdings Inc.
Attn: Deirdre Stanley, Executive Vice President and General Counsel
3 Times Square
New York, New York 10036
(646) 223-4000
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Deirdre Stanley	Andrew J. Beck, Esq.
Executive Vice President and General Counsel	Torys LLP
Thomson Reuters	237 Park Avenue
3 Times Square	New York, NY 10017
New York, New York 10036	(212) 880-6000
(646) 223-4000

Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.
Form F-9
Province of Ontario
(Principal jurisdiction regulating this offering)
     It is proposed that this filing on Form F-9 shall become effective (check appropriate box below):
A.	☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑ at some future date (check the appropriate box below)
1.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2.	☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☑ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐ after the filing of the next amendment to this Form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑
Form F-3
     If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.
Pursuant to Rule 429 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Prospectus which is a part of this Amendment No. 1 to Registration Statement on Form F-9 and Form F-3 is a combined Prospectus relating also to Registration Statement File No. 333-147287 and constituting Post-Effective Amendment No. 2 to Registration Statement File No. 333-147287.

FORM F-9
PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
Indemnification of Directors or Officers.
     Thomson Reuters directors are indemnified by Thomson Reuters Corporation and Thomson Reuters PLC to the extent permitted by applicable laws and regulations.
     Under the Business Corporations Act (Ontario), a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding in which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.
     Under the Companies Act 1985 (UK), as amended (the “UK Companies Act”), a company may not directly or indirectly indemnify a director of a company in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a “qualifying third party indemnity provision”. An indemnity will be a “qualifying third party indemnity provision” for the purposes of the UK Companies Act, provided that it does not indemnify the director against any liability the director incurs:
•	to the company or to an associated company (an associated company is, in effect, a company in the same group);

•	to pay a criminal fine or a regulatory penalty;

•	in defending criminal proceedings in which the director is convicted;

•	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•	in an unsuccessful application for relief from liability under the UK Companies Act.
     Thomson Reuters maintains, at its expense, a directors’ and officers’ liability insurance policy that provides protection for its directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of at least $100 million for each claim and $100 million in the aggregate and that there is no deductible for this coverage. The insurance applies in certain circumstances where Thomson Reuters may not indemnify its directors and officers for their acts or omissions. Premiums paid by Thomson Reuters relating to directors’ and officers’ liability insurance are between $2 million and $3.5 million per annum.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the applicable provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS TO FORM F-9

Exhibit	Description

4.1	Annual information form of Thomson Reuters Corporation dated March 10, 2008 for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.2	Audited comparative consolidated financial statements of Thomson Reuters Corporation as at and for the year ended December 31, 2007, together with the accompanying auditor’s report thereon (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.3	Management’s discussion and analysis for the audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.4	Management information circular of Thomson Reuters Corporation dated March 28, 2008 relating to the Thomson Reuters Corporation annual meeting of shareholders held on May 7, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 4, 2008)

4.5	Management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to the Thomson Reuters Corporation special meeting of shareholders held on March 26, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on February 29, 2008)

4.6	Unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.7	Management’s discussion and analysis for the unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.8	Business acquisition report of Thomson Reuters Corporation dated May 15, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 15, 2008)

4.9	Annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters PLC Form 20-F filed with the Securities and Exchange Commission on April 17, 2008)

5.1	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

5.2*	Consent of PricewaterhouseCoopers LLP, Toronto

5.3*	Consent of PricewaterhouseCoopers LLP, London

5.4*	Consent of Bear, Stearns & Co. Inc.

5.5*	Consent of Torys LLP

6.1	Powers of attorney (included on the signature pages of the Form F-9 as originally filed)

7.1*	Trust Indenture dated November 20, 2001

7.2*	Eighth Supplemental Indenture dated September 20, 2005

7.3*	Eleventh Supplemental Indenture dated May 29, 2008

8.1*	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1

*	Previously filed.

FORM F-3
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 8. Indemnification of Directors and Officers.
          Indemnification policies for directors and officers of Thomson Reuters are described in Thomson Reuters Corporation’s Registration Statement on Form F-9 filed herewith.
Item 9. Exhibits to Form F-3.

Exhibit	Description

1.1	Form of Terms Agreement †

4.1	Thomson Reuters PLC Deed of Guarantee dated April 17, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 17, 2008)

5.1	Opinion of Allen & Overy LLP

7.1*	Trust Indenture dated November 20, 2001

7.2*	Eighth Supplemental Indenture dated September 20, 2005

7.3*	Eleventh Supplemental Indenture dated May 29, 2008

12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to the Thomson Reuters PLC Form 6-K furnished to the Securities and Exchange Commission on June 3, 2008)

23.1*	Consent of PricewaterhouseCoopers LLP, London (included in Exhibit 5.3 to the Form F-9 as originally filed)

23.2	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

23.3*	Consent of Bear, Stearns & Co. Inc. (included in Exhibit 5.4 to the Form F-9 as originally filed)

24.1*	Powers of Attorney (included on the signature pages to the Form F-3 as originally filed)

25.1*	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1 (included in Exhibit 8.1 to the Form F-9 as originally filed)

†	To be filed by amendment or as part of a Form 6-K which specifically incorporates this material into this Registration Statement.

*	Previously filed.

Item 10. Undertakings
The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that the undertakings set forth above in paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the Registration Statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the Registration Statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is relying on Rule 430B: (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

FORM F-3
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 5th day of June 2008.

THOMSON REUTERS PLC

By:	/s/ Deirdre Stanley

Name: Deirdre Stanley
Title: Executive Vice President and General Counsel
     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated and on this 5th day of June 2008.

Signature	Title

* Thomas H. Glocer	Chief Executive Officer and Director (principal executive officer)

* Robert D. Daleo	Executive Vice President and Chief Financial Officer (principal financial officer)

* Linda J. Walker	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)

* David Thomson	Chairman of the Board of Directors

Signature	Title

* W. Geoffrey Beattie	Deputy Chairman of the Board of Directors

* Niall FitzGerald	Deputy Chairman of the Board of Directors

Mary Cirillo	Director

Steven A. Denning	Director

Lawton Fitt	Director

Roger L. Martin	Director

Sir Deryck Maughan	Director

* Kenneth Olisa	Director

Richard L. Olver	Director

Vance K. Opperman	Director

* John M. Thompson	Director

* Peter J. Thomson	Director

* John A. Tory	Director

* By:	/s/ Deirdre Stanley Deirdre Stanley	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement on Form F-3 has been signed below by the undersigned, solely in its capacity as Thomson Reuters PLC’s duly authorized representative in the United States, on this 5th day of June 2008.

THOMSON HOLDINGS INC.

By:	/s/ Marc E. Gold

Name: Marc E. Gold
Title: Assistant Secretary

FORM F-9
PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
     Thomson Reuters undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information related to the securities registered pursuant to this Form F-9 or to transactions in said securities.
Item 2. Consent to Service of Process
     (a) Thomson Reuters has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (b) Computershare Trust Company of Canada, a Trustee under the Indenture, has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     (c) Any change to the name or address of the agent for service of Thomson Reuters or Computershare Trust Company of Canada, as a Trustee, shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

FORM F-9
SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 5th day of June 2008.

THOMSON REUTERS CORPORATION

By:	/s/ Deirdre Stanley

Name: Deirdre Stanley
Title: Executive Vice President and General Counsel
     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated and on the 5th day of June 2008.

Signature	Title

* Thomas H. Glocer	Chief Executive Officer and Director (principal executive officer)

* Robert D. Daleo	Executive Vice President and Chief Financial Officer (principal financial officer)

* Linda J. Walker	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)

* David Thomson	Chairman of the Board of Directors

III-2

Signature	Title

* W. Geoffrey Beattie	Deputy Chairman of the Board of Directors

* Niall FitzGerald	Deputy Chairman of the Board of Directors

Mary Cirillo	Director

Steven A. Denning	Director

Lawton Fitt	Director

Roger L. Martin	Director

Sir Deryck Maughan	Director

* Kenneth Olisa	Director

Richard L. Olver	Director

Vance K. Opperman	Director

* John M. Thompson	Director

* Peter J. Thomson	Director

* John A. Tory	Director

* By:	/s/ Deirdre Stanley Deirdre Stanley	Attorney-in-Fact

III-3

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the registration statement on Form F-9 has been signed below by the undersigned, solely in its capacity as Thomson Reuters Corporation’s duly authorized representative in the United States, on this 5th day of June 2008.

THOMSON HOLDINGS INC.

By:	/s/ Marc E. Gold

Name: Marc E. Gold
Title: Assistant Secretary

III-4

EXHIBIT INDEX TO FORM F-9

Exhibit	Description

4.1	Annual information form of Thomson Reuters Corporation dated March 10, 2008 for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.2	Audited comparative consolidated financial statements of Thomson Reuters Corporation as at and for the year ended December 31, 2007, together with the accompanying auditor’s report thereon (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.3	Management’s discussion and analysis for the audited comparative consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters Corporation Form 40-F filed with the Securities and Exchange Commission on March 10, 2008)

4.4	Management information circular of Thomson Reuters Corporation dated March 28, 2008 relating to the Thomson Reuters Corporation annual meeting of shareholders held on May 7, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 4, 2008)

4.5	Management information circular of Thomson Reuters Corporation dated February 29, 2008 relating to the Thomson Reuters Corporation special meeting of shareholders held on March 26, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on February 29, 2008)

4.6	Unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.7	Management’s discussion and analysis for the unaudited comparative consolidated financial statements of Thomson Reuters Corporation for the three months ended March 31, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 12, 2008)

4.8	Business acquisition report of Thomson Reuters Corporation dated May 15, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on May 15, 2008)

4.9	Annual report on Form 20-F of Thomson Reuters PLC for the year ended December 31, 2007 (incorporated by reference to the Thomson Reuters PLC Form 20-F filed with the Securities and Exchange Commission on April 17, 2008)

5.1	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

5.2*	Consent of PricewaterhouseCoopers LLP, Toronto

5.3*	Consent of PricewaterhouseCoopers LLP, London

5.4*	Consent of Bear, Stearns & Co. Inc.

5.5*	Consent of Torys LLP

6.1	Powers of attorney (included on the signature pages of the Form F-9 as originally filed)

7.1*	Trust Indenture dated November 20, 2001

7.2*	Eighth Supplemental Indenture dated September 20, 2005

7.3*	Eleventh Supplemental Indenture dated May 29, 2008

8.1*	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1

*	Previously filed.

EXHIBIT INDEX TO FORM F-3

Exhibit	Description

1.1	Form of Terms Agreement †

4.1	Thomson Reuters PLC Deed of Guarantee dated April 17, 2008 (incorporated by reference to the Thomson Reuters Corporation Form 6-K furnished to the Securities and Exchange Commission on April 17, 2008)

5.1	Opinion of Allen & Overy LLP

7.1*	Trust Indenture dated November 20, 2001

7.2*	Eighth Supplemental Indenture dated September 20, 2005

7.3*	Eleventh Supplemental Indenture dated May 29, 2008

12.1	Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to the Thomson Reuters PLC Form 6-K furnished to the Securities and Exchange Commission on June 3, 2008)

23.1*	Consent of PricewaterhouseCoopers LLP, London (included in Exhibit 5.3 to the Form F-9 as originally filed)

23.2*	Consent of Allen & Overy LLP (included in Exhibit 5.1 to the Form F-3)

23.3*	Consent of Bear, Stearns & Co. Inc. (included in Exhibit 5.4 to the Form F-9 as originally filed)

23.4*	Consent of Torys LLP (included in Exhibit 5.5 to the Form F-9 as originally filed)

24.1	Powers of Attorney (included on the signature pages to the Form F-3 as originally filed)

25.1*	Statement of Eligibility of Deutsche Bank Trust Company Americas, as Trustee, on Form T-1 (included in Exhibit 8.1 to the Form F-9 as originally filed)

†	To be filed by amendment or as part of a Form 6-K which specifically incorporates this material into this Registration Statement.

*	Previously filed.